SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

                    QUARTERLY REPORT UNDER SECTION 13 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        FOR QUARTER ENDED MARCH 31, 2000

                  F.D.I.C. INSURANCE CERTIFICATE NUMBER: 11868

                      THE FIDELITY DEPOSIT & DISCOUNT BANK

        STATE OF INCORPORATION:           IRS EMPLOYER IDENTIFICATION NO:
             PENNSYLVANIA                             24-0578040

                                PRINCIPAL OFFICE:
                              BLAKELY & DRINKER ST.
                           DUNMORE, PENNSYLVANIA 18512

                                   TELEPHONE:
                                  570-342-8281

The Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            __X__ YES     ___ NO

The number of outstanding shares of Common Stock of The Fidelity Deposit & Discount Bank as of March 31, 2000 was 902,198.

                      THE FIDELITY DEPOSIT & DISCOUNT BANK
                                DUNMORE, PA 18512

                            FORM 10-Q MARCH 31, 2000

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS:

           Balance Sheets as of March 31, 2000 and December 31, 1999

           Statement of Income for the three months ended March 31, 2000 and
           1999

           Statement of Changes in Shareholders' Equity for the three months ended March 31, 2000 and 1999

           Statement of Cash Flows for the three months ended March 31, 2000 and 1999

           Notes to Financial Statements

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

                      THE FIDELITY DEPOSIT & DISCOUNT BANK
                                  BALANCE SHEET
                   As of March 31, 2000 and December 31, 1999
                                  (unaudited)


                                                 March 31, 2000      December 31, 1999
                                                 --------------      -----------------
ASSETS
Cash and due from banks                           $  4,791,277          $  6,415,519
Interest-bearing deposits with financial
  institutions                                       6,883,759            11,541,860
                                                  ------------          ------------


      Total cash and cash equivalents               11,675,036            17,957,379

Investment Securities:
Held to maturity
   U.S. Treasuries & Agencies                        4,567,448                     0
Available for sale
   U.S. Treasuries & Agencies                       82,731,703            81,035,599
   State & Municipal                                21,555,045            22,556,775
   Other securities                                  5,563,725             5,669,848
                                                  ------------          ------------

      Total investment securities                  114,417,921           109,262,221

Loans net of unearned income                       302,449,868           299,365,893
Allowance for loan losses                            3,145,994             3,172,375
                                                  ------------          ------------

      Net loans                                    299,303,874           296,193,518

Loans available-for-sale                            10,526,189             5,254,316
Bank premises and equipment, net                    10,703,532             9,506,308
Accrued interest receivable                          3,922,887             3,262,362
Foreclosed assets held for sale                        483,711               412,922
Other assets                                         5,903,338             5,361,991
                                                  ------------          ------------

      Total assets                                $456,936,488          $447,211,017
                                                  ============          ============

LIABILITIES
Deposits
   Noninterest-bearing                             $38,773,619           $37,575,183
   Cert. of deposit $100,000 or more                83,600,747            66,642,656
   Other interest-bearing deposits                 186,572,649           190,483,126
                                                  ------------          ------------

      Total deposits                               308,947,015           294,700,965

Accrued expenses and other liabilities               2,885,159             2,829,770
Short-term borrowings                               55,074,095            60,249,046
Long-term debt                                      57,305,000            57,305,000
                                                  ------------          ------------

   Total  liabilities                              424,211,269           415,084,781
                                                  ------------          ------------

Shareholders' Equity
   Common stock, 5,000,000 shares authorized
     with $1.5625 par value                          1,409,685             1,406,863
   Surplus                                           7,388,574             7,266,168
   Undivided profits                                28,655,411            28,126,918
   Accumulated other comprehensive income
    (loss)                                          (4,728,451)           (4,673,713)
                                                  ------------          ------------

      Total shareholders' equity                    32,725,219            32,126,236
                                                  ------------          ------------

      Total liabilities and shareholders'
        equity                                    $456,936,488          $447,211,017
                                                  ============          ============


See Notes to Financial Statements

                      THE FIDELITY DEPOSIT & DISCOUNT BANK
                              STATEMENT OF INCOME
                Three Month Period Ended March 31, 2000 and 1999
                                  (unaudited)

                                                     March 31,             March 31,
                                                       2000                  1999
                                                   ------------          ------------
Interest Income
    Interest and fees on loans:
        Taxable                                     $6,011,863            $4,915,711
        Nontaxable                                     147,581               130,764
   Interest and fees on leases                         125,400                38,576
   Interest-bearing deposits with financial
     institutions                                       10,542                32,845
   Investment securities:
        US Treasury                                          0               119,601
        US Government Agencies                       1,524,827               702,033
        States & Political Subdivisions
          (nontaxable)                                 285,317               299,839
        Other securities                                90,919                33,479
   Income federal funds sold                                 0                71,996
                                                    ----------            ----------

      Total interest income                          8,196,449             6,344,844
                                                    ----------            ----------
Interest expense
   Certificates of deposit of $100,000 or more       1,127,425               642,643
   Other deposits                                    2,083,414             1,671,495
   Securities sold under repurchase agreements         440,662               376,295
   Other borrowings                                  1,015,090               544,997
                                                    ----------            ----------

      Total interest expense                         4,666,591             3,235,430
                                                    ----------            ----------

      Net interest income                            3,529,858             3,109,414

Provision for loan losses                              106,500               180,000
                                                    ----------            ----------

      Net interest income, after
       provision for loan losses                     3,423,358             2,929,414
                                                    ----------            ----------
Other income:
Service charge on deposit accounts                     254,642               198,930
Gain on sale of securities                              11,100                     0
Gain on sale of loans and leases                        48,362                20,177
Gain on loans available-for-sale                        25,373                     0
Other income                                           181,387               132,401
                                                    ----------            ----------
      Total operating income                           520,865               351,509
                                                    ----------            ----------
Other expenses
   Salaries and employee benefits                    1,368,612             1,175,477
   Occupancy and equipment                             497,906               304,433
   Shares tax expense                                   68,907                49,652
   Federal Deposit Insurance Corporation assessment     15,410                 7,182
   Advertising                                         117,217                96,266
   Loss on sale of foreclosed assets held for
     sale                                                    0                29,128
   Other expenses                                      823,173               595,185
                                                    ----------            ----------
      Total other expenses                           2,891,226             2,257,323
                                                    ----------            ----------

Income before income taxes                           1,052,997             1,023,600
Provision for income taxes                             186,800               220,300
                                                    ----------            ----------

      Net income                                    $  866,197            $  803,300
                                                    ==========            ==========
Basic earnings per share                                 $0.96                 $0.90

Diluted earnings per share                               $0.96                 $0.90

Dividends per share                                     $0.375                 $0.30


See Notes to Financial Statements

                      THE FIDELITY DEPOSIT & DISCOUNT BANK
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
               For the Three Months Ended March 31, 2000 and 1999
                                   (unaudited)

                                                                                            Accumulated
                                          Capital Stock                                         Other
                                                                              Undivided     Comprehensive
                                     Shares        Amount       Surplus        Profits      Income(Loss)      Total
                                     -------     ----------    ----------    -----------     ------------  -----------
Balance, Dec. 31, 1998               893,647     $1,396,324    $6,826,669    $25,656,844     $  133,868    $34,013,705
                                                                                                           -----------
Comprehensive income:
Net income                                                                       803,300                       803,300

Change in net unrealized holding
gains/(losses) on available-for-sale
securities, net of reclassification
adjustment and tax effects
                                                                                               (475,167)      (475,167)
                                                                                                           -----------
Comprehensive income
                                                                                                               328,133
                                                                                                           -----------

Cash dividends                                                                  (268,095)                     (268,095)

Dividend reinvestment                  1,415          2,212        87,697                                       89,909
                                     -------     ----------    ----------    -----------    -----------    -----------

Balance, March 31, 1999              895,062     $1,398,536    $6,914,366    $26,192,049      ($341,299)   $34,163,652
                                     =======     ==========    ==========    ===========    ===========    ===========


Balance, Dec. 31, 1999               900,392     $1,406,863    $7,266,168    $28,126,918    ($4,673,713)   $32,126,236
                                                                                                           -----------
Comprehensive income:
Net income                                                                       866,197                       866,197

Change in net unrealized
holding gains/(losses) on
available-for-sale
securities,
net of reclassification
adjustment and tax effects                                                                      (54,738)       (54,738)

Comprehensive income
                                                                                                           -----------
                                                                                                               811,459
                                                                                                           -----------

Cash dividends                                                                  (337,704)
                                                                                                              (337,704)

Stock options exercised                  250            391        15,109                                       15,500

Dividend reinvestment                  1,556          2,432       107,296                                      109,728
                                     -------     ----------    ----------    -----------    -----------    -----------

Balance March 31, 2000               902,198     $1,409,685    $7,388,574    $28,655,411    ($4,728,451)   $32,725,219
                                     =======     ==========    ==========    ===========    ===========    ===========

See Notes to Financial Statements.

                      THE FIDELITY DEPOSIT & DISCOUNT BANK
                             STATEMENT OF CASH FLOWS
               For the Three Months Ended March 31, 2000 and 1999

                                                                        2000               1999
                                                                    ------------       ------------
CASH FLOW FROM OPERATING ACTIVITIES:
     Net income                                                     $    866,197       $    803,300
     Adjustments to reconcile net income to net
     cash used in operating activities:
        Depreciation                                                     213,900            143,433
        Amortization of securities
                (net of accretion)                                       (17,332)           (21,041)
        Provision for loan losses                                        106,500            180,000
        Deferred income tax                                               75,816            (11,500)
        Amortization of mortgage servicing rights                          4,019                  0
        (Gain)/loss sale of investment securities                        (11,100)                 0
        (Gain)/loss on sale of loans                                     (48,362)           (20,177)
        (Gain)/loss on sale of foreclosed assets held for sale              (351)            27,865
        (Appreciation)/depreciation available-for-sale loans             (25,373)                 0
        (Increase)/decrease in interest receivable                      (660,525)          (346,500)
        Increase/(decrease) in accrued expenses                          (20,427)            87,680
        (Increase)/decrease in other assets                             (534,499)        (1,097,583)
                                                                    ------------       ------------

        Net cash used in operating activities                            (51,537)          (254,523)
                                                                    ------------       ------------

CASH FLOW FROM INVESTING ACTIVITIES:
     Proceeds from sale
        of available-for-sale securities                                 992,188                  0
     Proceeds from maturity, call and paydown
        of available-for-sale securities                                 386,274          3,617,422
     Purchase of available-for-sale securities                        (2,000,000)          (208,719)
     (Increase)/decrease in federal funds sold                                 0          2,450,000
     Proceeds from sale of loans                                         682,509          3,431,934
     (Increase)/decrease in loans and leases                         (13,751,236)       (18,422,065)
     Purchase of bank premises and equipment                          (1,411,124)        (1,021,794)
     Capital expenditures on foreclosed assets held for sale                (463)                 0
     Proceeds from sale of foreclosed assets held for sale                12,423            173,394
                                                                    ------------       ------------

        Net cash used in investing activities                        (15,089,429)        (9,979,828)
                                                                    ------------       ------------

CASH FLOW FROM FINANCING ACTIVITIES:
     Net increase(decrease) in non interest-bearing deposits           1,198,436         (1,558,667)
     Net increase(decrease) in interest-bearing deposits              (3,910,477)         3,900,998
     Net increase(decrease) in CD's $100,000 or more                  16,958,091          7,075,306
     Increase(decrease) in short term borrowings                      (5,174,951)         1,253,020
     Dividends paid                                                     (337,704)          (268,095)
     Proceeds from issuance of common stock                               15,500                  0
     Proceeds from dividend reinvestment                                 109,728             89,909
                                                                    ------------       ------------

        Net cash provided by financing activities                      8,858,623         10,492,471
                                                                    ------------       ------------

Net increase(decrease) in cash and cash equivalents                   (6,282,343)           258,120

Cash and cash equivalents at beginning of period                      17,957,379          8,719,744
                                                                    ------------       ------------

Cash and cash equivalents at end of period                          $ 11,675,036       $  8,977,864
                                                                    ============       ============

                      THE FIDELITY DEPOSIT & DISCOUNT BANK
                                DUNMORE, PA 18512

                            FORM 10-Q MARCH 31, 2000

                          NOTES TO FINANCIAL STATEMENTS

     The Fidelity Deposit & Discount Bank, (the Bank), is a commercial bank chartered by the Commonwealth of Pa. Commencing operations in 1903, the Bank provides a full range of traditional banking services and alternative financial products from its main office located in Dunmore and other branches throughout Lackawanna and Luzerne counties.

     Management is responsible for the fairness, integrity and objectivity of the unaudited financial statements included in this report. The unaudited financial statements were prepared by management in accordance with generally accepted accounting principles. In meeting its responsibility for the financial statements, management depends on the Bank's accounting systems and related internal controls. These systems and controls are designed to provide reasonable, but not absolute, assurance that the financial records accurately reflect the transactions of the Bank, that Bank assets are safeguarded and that financial statements present fairly the financial position and results of operations of the Bank.

     In the opinion of Bank management, the balance sheets as of March 31, 2000 and December 31, 1999 present fairly the financial position of the Bank as of those dates and the related statements of income, changes in shareholders' equity and cash flows for the three month periods ended March 31, 2000 and 1999 present fairly the results of its operations and its cash flows for the periods then ended. All material adjustments required for fair presentation have been made, and there have been no material changes in accounting principles, practices or in the method of application and there have been no retroactive adjustments during this period. These adjustments are of a normal reoccurring nature.

     This report on Form 10-Q should be read in conjunction with the Bank's audited financial statements for the year ended December 31, 1999 and the notes included therein, in the Bank's Form 10-K, filed with the FDIC on March 31, 2000. The results of operations for interim periods are not necessarily indicative of the results of operations to be expected for the entire year.

     In addition to historical information, this Form 10-Q may contain forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include but are not limited to, those discussed in the section entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations". Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management's analysis only as of the date, hereof. The Bank undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date, hereof.

     Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period, (900,820 in 2000 and 893,994 in 1999).

     Diluted earnings per share is similar to the computation of basic earnings per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

     The following data shows the amounts used in computing earnings per share and the effects on income and the weighted average number of shares of dilutive potential common stock for the periods ended March 31, 2000 and 1999:

                                                                           Common                 Earnings
                                                        Income             Shares                   per
March 31, 2000                                         Numerator         Denominator               Share
                                                       ---------         -----------              --------
Basic EPS                                              $866,197             900,820                $0.96
                                                                                                   =====
Dilutive effect of potential common stock
Stock options;
     Exercise of outstanding options                                          7,450
     Hypothetical share repurchase at $70.50                                 (7,014)
                                                       ----------------------------
Diluted EPS                                            $866,197             901,256                $0.96
                                                       ============================                =====

March 31, 1999
Basic EPS                                              $803,300             893,994                $0.90
                                                                                                   =====
Dilutive effect of potential common stock
Stock options;
     Exercise of outstanding options                                          3,750
     Hypothetical share repurchase at $63.50                                 (3,661)
                                                       ----------------------------
Diluted EPS                                            $803,300             894,083                $0.90
                                                       ============================                =====

     In Bank management's opinion, there are no proceedings pending to which the Bank is a party or to which its property is subject, which, if decided against the Bank, would be of material consequence to the Bank's financial condition. There are no material proceedings pending or contemplated against the Bank by government authorities.

                      THE FIDELITY DEPOSIT & DISCOUNT BANK
                                DUNMORE, PA 18512

                            FORM 10-Q MARCH 31, 2000

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     1. Changes in Financial Condition

     Total deposits increased $14,246,000 or 4.83% from $294,701,000 at December 31, 1999 to $308,947,000 at March 31, 2000. The success at attracting new customers and additional funds from existing depositors, can be linked to the new and renovated branches and competitive product pricing.

     Non interest-bearing deposits rose $1,198,000 or 3.19% during 2000.

     Interest-bearing deposits increased $13,048,000 or 5.07%. The introduction of the tiered balance Super NOW accounts helped to generate a $3,143,000 increase in this product line. Savings accounts and clubs increased $1,070,000. Withdrawals from public fund money market accounts, (MMDA's), were the major factor in a $7,199,000 decline in MMDA's.

     An increase of $14,212,000 in public fund CD's of $100,000 or more, caused CD's of $100,000 or more to increase $16,958,000 or 25.45% during 2000.

     Short-term Borrowings, which are comprised of Repurchase Agreements (Repos), TT&L Retained Funds and Federal Funds Purchased, decreased $5,175,000 or 8.59%. Of the total decrease, Fed Funds Purchased were reduced $9,200,000. The reduction in Fed Funds Purchased was due in part to reductions in currency, which had been increased for Year 2000 considerations. Repos increased $4,563,000, due in part to real estate tax collections from local municipalities.

     The rise in Deposits less the decrease in Short-term Borrowings, an increase in Common Stock and Surplus, through the Dividend Reinvestment Plan, and the retention of earnings, caused Total Footings to increase $9,725,000 or 2.18% since December 31, 1999.

     During 2000 net loans grew $8,382,000 or 2.78%. Commercial loans increased $4,672,000 and consumer loans and leases rose $2,093,000. Residential mortgages and student loans totaling $683,000 were sold during 2000 to provide liquidity and improve yield. In addition, residential mortgages of $4,571,000 were securitized and rebooked as investments. This activity provided the Bank with a FNMA guarantee on the loans within the investment pools, thereby reducing the potential for loss due to delinquency. The investment pools became an acceptable asset to pledge as collateral for Public Fund deposits. The Bank has classified residential mortgages, student loans and SBA guaranteed loans of $10,526,000 as available-for-sale.

       The following table reflects the composition of the loan portfolio:

                                                    March 31, 2000             December 31, 1999
                                                    --------------             -----------------
Real estate                                           $109,252,020                  $111,242,490
Consumer                                                65,222,109                    64,998,362
Commercial                                             117,732,890                   113,061,093
Direct financing leases                                  7,579,375                     5,710,579
Real estate construction                                 3,936,989                     5,335,753
------------------------------------------------------------------------------------------------
Gross Loans                                            303,723,383                   300,348,277
Less:
Unearned discount                                        1,273,515                       982,384
Allowance for loan loss                                  3,145,994                     3,172,375
------------------------------------------------------------------------------------------------
Net Loans                                             $299,303,875                  $296,193,518
================================================================================================


     Paydowns and early calls of US Agency and Municipal bonds totaled $386,000. Municipal bonds of $981,000, classified as available-for-sale, were sold prior to being called. A $2,000,000 US Government Agency was purchased during the quarter. These activities combined with the addition of the $4,571,000 securitized loans less an $83,000 decline in the market value of available-for-sale securities were the major changes in the investment portfolio.

     Fluctuations in capital markets cause frequent changes in the market value of investments. This particular decline does not indicate a material weakness in the Bank. Market conditions are monitored daily and the Bank is prepared to take remedial actions if deemed appropriate.

     Securities held-to-maturity and available-for-sale at March 31, 2000 consist of the following:

                                         Amortized      Unrealized     Unrealized               Fair
                                              cost           gains         Losses              value
                                         ---------      ----------     ----------              -----
      Held-to-maturity
Mortgage backed securities              $4,567,448              $0     ($315,221)         $4,252,227
                              ----------------------------------------------------------------------

   Total held-to-maturity               $4,567,448              $0     ($315,221)         $4,252,227
                              ======================================================================

     Available-for-sale
Agencies                               $81,294,076              $0   ($6,003,394)        $75,290,682
State and municipal                     22,331,108          60,315      (836,378)         21,555,045
Mortgage backed securities               7,855,982           2,327      (417,288)          7,441,021
                              ----------------------------------------------------------------------

          Sub total                    111,481,166          62,642    (7,257,060)        104,286,748
Stock                                    5,533,626         107,353       (77,253)          5,563,725
                              ----------------------------------------------------------------------

  Total available-for-sale            $117,014,792        $169,995   ($7,334,313)       $109,850,473
                              ======================================================================


         Grand total                  $121,582,240        $169,995     $7,649,534       $114,102,701
                              ======================================================================

     At March 31, 2000 the contractual maturities of securities held-to-maturity and available-for-sale are listed below. Mortgage backed securities, which are subject to monthly principal reductions, are listed in total. Equity securities have no stated maturity dates and are listed in total.

                                                              Book                Market
              Held-to-maturity                               Value                 value
              ----------------                               -----                 -----
Mortgage backed securities                              $4,567,448            $4,252,227
-----------------------------------------------------------------------------------------
              Total held-to maturity                    $4,567,448            $4,252,227
=========================================================================================
              Available-for-sale
One year or less                                          $640,139              $642,554
One through five years                                   1,594,872             1,590,669
Five through ten years                                  32,985,383            31,166,808
Over ten years                                          68,404,790            63,445,696
-----------------------------------------------------------------------------------------
                  sub total                            103,625,184            96,845,727
Mortgage backed securities                               7,855,982             7,441,021
Equity securities                                        5,533,626             5,563,725
=========================================================================================
              Total available-for-sale                $117,014,792          $109,850,474
=========================================================================================

                    Grand total                       $121,582,240          $114,102,701
=========================================================================================


     Continued branching and improvements to both plant and equipment caused bank premises and equipment to increase $2,233,000, net of depreciation, in 2000. During the first quarter of 2000 the Bank opened a new branch at 1598 Main Street Peckville, Pa. The property is leased from a non-related entity.

     The Bank purchased a commercial property at 116-118 N. Blakely Street Dunmore, Pa. The building is currently occupied by the United States Postal Service and will continue to be under a ten year lease. The property was acquired for future expansion.

     Total assets of the Bank have grown $97,435,000 or 27.10% from $359,501,000 to $456,936,000 for the twelve months ending March 31, 2000. The increase is a result of a $59,529,000 rise in deposits, a $39,469,000 net increase in borrowings and a net increase in Capital of $1,471,000.

     The funds accumulated through the increases in liabilities and a $4,050,000 decrease in Federal funds Sold were used for loan growth of $50,712,000, an increase in investments of $39,918,000 and fixed asset expansion of $3,376,000.

     Excluding the effect of the net change in the market value of available-for-sale securities, Shareholders' Equity increased $654,000 for the three months ending March 31, 2000 and by $2,949,000 for the twelve-month period ending March 31, 2000. The increases are a result of the retention of profits and the issuance of Common Stock under the Dividend Reinvestment plan.

2.  Changes in Results of Operations

Net Income

     Net Income for the three months ending March 31, 2000 and 1999 was $866,197 and $803,300 respectively. The significant differences are as follows:

                                                             2000                 1999          Difference
                                                             ----                 ----          ----------
Net interest income                                       $3,529,858           $3,109,414         $420,444        A
Provision for loan losses                                    106,500              180,000           73,500
Deposit service charges and other income                     436,029              331,332          104,697
Gain on sale of assets                                        59,461               20,177           39,284
AFS loan appreciation                                         25,373                    0           25,373
Salaries and employee benefits                             1,368,612            1,175,477         (193,135)       B
Occupancy and equipment                                      497,906              304,433         (193,474)       C
Other expense                                              1,024,708              777,414         (247,294)       D
Provision for income tax                                     186,800              220,300           33,500        E

A) The tax equivalent yield on Average Earning Assets increased 14 basis points, from 7.50% at March 31, 1999 to 7.64% at March 31, 2000. This action was caused by changes in National Prime, which had a direct effect on loans subject to immediate repricing. Approximately 17% of the loan portfolio is subject to immediate repricing. At the same time competition from non-traditional sources for deposit dollars and competitive interest rates paid for preferred accounts and at the new branch locations, caused the cost funds to increase 46 basis points. The decline in TE net yield was offset by a rise in loan and investment volume, and that enabled the Bank to increase Net Interest Income by $420,444.

B) Merit pay increases and additions to staff caused Personnel expense to increase 16.43%. At March 31, 2000 the Bank employed 168 full time equivalent employees, a 15.86% increase over March 31, 1999. The March 31, 1999 number of full time equivalent employees was 145.

C) Occupancy and equipment expense increased due to the opening of the new branches. Included in the increase is a $70,000 increase in depreciation expense.

D) A rise in merchant credit card volume caused related expenses to increase $27,000. Advertising, postage, courier expense, supplies, ATM expenses, communications and equipment purchases, all impacted by the new locations, increased $98,000. Correspondent Bank expense rose $5,000, Capital shares expense increased $19,000 and state Banking charges and the FDIC assessment increased $11,000.

E) Available tax credits for March 31, 2000 resulted in a reduction of the federal income tax provision.

                      THE FIDELITY DEPOSIT & DISCOUNT BANK
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           (in thousands of dollars)


TAX EQUIVALENT YIELD
Average Earnings                                  March 31, 2000        December 31, 1999         March 31, 1999
Assets

Loans & Leases                                       $308,494                $281,347                $255,940
Investments                                           118,569                 100,882                  76,484
Fed Funds                                                   0                   2,682                   5,985
Interest Bearing
        Deposits                                        7,695                   6,629                   6,568
                                                     --------                --------                --------

      Total                                          $434,758                $391,540                $344,977
                                                     ========                ========                ========

Average Interest
Bearing Liabilities

Other Interest-bearing Deposits                      $ 84,877                $ 69,131                $ 65,322
CD's                                                  184,134                 173,626                 146,604
Other Borrowed Funds                                   70,545                  56,943                  43,064
Repurchase Agreements                                  33,155                  31,639                  31,651
                                                     --------                --------                --------

      Total                                          $372,711                $331,339                $286,641
                                                     ========                ========                ========


                                               Three months ended            Year ended            Three months ended
                                                 March 31, 2000           December 31, 1999          March 31, 1999
                                               ------------------         -----------------        -------------------
Interest Income

Loans & Leases                                       $  6,242                $ 22,294               $   4,999
Investments                                             2,008                   6,774                   1,272
Fed Funds                                                   0                     128                      72
Interest Bearing
        Deposits                                           11                      89                      33
                                                     --------                --------               ---------

      Total                                          $  8,261                $ 29,285               $   6,376
                                                     ========                ========               =========

Interest Expense

Other Interest-bearing Deposits                      $    637                $  1,589               $     354
CD's                                                    2,574                   9,269                   1,960
Other Borrowed Funds                                    1,015                   2,999                     545
Repurchase Agreements                                     441                   1,519                     376
                                                     --------                --------               ---------

      Total                                          $  4,667                $ 15,376               $   3,235
                                                     ========                ========               =========

Net Interest Income                                  $  3,594                $ 13,909               $   3,141
                                                     ========                ========               =========

Yield on Average
  Earning Assets                                         7.64%                   7.48%                   7.50%
Cost of Average Interest-bearing Liabilities             5.04%                   7.48%                   4.58%
                                                     --------                --------               ---------

Interest Rate Spread                                     2.61%                   2.84%                   2.92%
                                                     ========                ========               =========

Net Yield on Average Earning Assets                      3.33%                   3.55%                   3.69%

                      THE FIDELITY DEPOSIT & DISCOUNT BANK
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                            Provision for Loan Losses

                                         March 31, 2000                      December 31, 1999        March 31, 1999
                                         --------------                      -----------------        --------------
Net Loans                                  309,830,063                          301,447,834             259,118,544

Allowance for loan losses                    3,145,994                            3,172,375               3,141,094

Percentage to net loans                           1.02%                                1.05%                   1.21%

Provision for loan losses
     Year ended                                                                     530,000
     Period ended                              106,500                                                      180,000

(Charge offs)/recoveries, net
    Year ended                                                                     (365,338)
    Period ended                              (132,881)                                                     (46,619)

     In addition to the Allowance for Loan Loss, there are other reserves not recorded on the Bank's records that are available to mitigate potential loan loss. The guaranteed portion of SBA and Student Loans that are either 90 days or more delinquent or classified as non-accrual was $404,000 at March 31, 2000. The reserve set aside by the Commonwealth of Pennsylvania for loans registered in the PENNCAP program was $129,000 at March 31, 2000.

     The allowance for loan loss is established through a provision for loan losses. The allowance represents an amount which, in management's judgement will be adequate to absorb probable losses on existing loans and leases that may become uncollectible. Management's judgement in determining the adequacy of the allowance is based on evaluations of the collectibility of the loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may effect the borrowers ability to repay, overall portfolio quality and review of specific impaired loans. Loans considered uncollectible are charged to the allowance. Recoveries on charged-off loans are added to the allowance.

     A loan is considered impaired when, based on current information, it is probable that the Bank will be unable to collect the scheduled payments. Factors considered in determining impairment include payment status and collateral value. The significance of payment shortfalls is determined on a case by case basis. Such factors include the length of the delinquency, the underlying reasons and the borrowers prior payment record. Impairment is measured on a case by case basis. The Bank does not group homogeneous loans collectively for the purpose of determining impairment.

     The Bank carefully monitors potential problem loans. Potential problem loans are those where there is known information that leads the Bank to believe repayment is in jeopardy. The loans are either non-accrual or past due 90 days or more. Non-accrual loans and loans that were past due 90 days or more at March 31, 2000 were $1,367,000 and $2,684,000 respectively. At March 31, 2000 the allowance for loan loss represents 230.14% of non-accrual loans and 117.21% of loans 90 days or more past due.

     Interest rate risk management is an integral part of the Asset Liability Management Process. Interest rate risk is defined as the degree to which interest rate movements may affect net Interest Income and the Balance Sheet. Fluctuations in rates can affect income through the balance of repricing assets and source funds. If more assets reprice than liabilities, the Balance Sheet is positively gapped. This position contributes favorably to net interest income in a rising interest rate environment. Conversely, if the Balance Sheet has more liabilities repricing than assets, the Balance Sheet is liability sensitive and negatively gapped. In a declining rate environment, net interest income would improve.

     The Bank uses a simulation model to better understand the risks to the Bank that may be brought about by changes in market interest rates. At March 31, 2000 the Bank simulated the effects on net interest income given an immediate parallel shift in the yield curve of 200 basis points in either direction. The results of the simulation were within established policy limits for changes in net interest income.

     Liquidity for a bank is the ability to fund customers' needs for borrowings and withdrawals. Sources of liquidity are:

                  Asset maturities, paydowns and sales
                  Growth of core deposits
                  Growth of Repurchase Agreements
                  Increase of other borrowed funds

     Bank Management monitors asset and liability maturities to match anticipated cash flow requirements. These cash flow requirements are reviewed with the use of internally generated reports. The Bank has instituted certain procedures and policy guidelines to manage the rate sensitive position. Those internal rules enable the Bank to react to changes in market rates and protect net interest income from significant fluctuations.

Liquidity (in thousands of dollars)

                                                      March 31, 1999           Dec 31, 1999           March 31, 1999
                                                      --------------           ------------           --------------
Assets due within one year                               $122,485                 $117,952                $111,463

Liabilities due within one year                          $230,141                 $210,598                $155,531

Percent of assets due within one year
to liabilities due within one year                          53.22%                   56.01%                  71.67%

     Management believes that the present level of liquidity is adequate for current operations. Investments were scheduled by maturity dates.

     Liabilities included deposits not having stated maturity dates, (DDA's, NOWs, Savings & MMDA's), in the amounts reported. In addition, sweep accounts were classified as having immediate maturity dates.

     This presentation does not take into consideration Lines of Credit that are available to the Bank, or assets available-for-sale, both of which could be utilized to meet liquidity needs.

     The Bank's capital amounts and ratios are as follows:


                                                                                              To be Well Capitalized Under
                                                                    For Capital Adequacy        Prompt Corrective Action
                                              Actual                        Purposes                    Provisions
                                       Amount        Ratio            Amount        Ratio         Amount          Ratio
                                       ------        -----            ------        -----         ------          -----
As of March 31, 2000
Total Capital
  (to Risk Weighted Assets)         $40,623,464      13.56%        $23,961,367      8.00%       $29,951,708       10.00%
Tier 1 Capital
  (to Risk Weighted Assets)         $37,477,471      12.51%        $11,980,683      4.00%       417,971,025        6.00%
Tier 1 Capital
  (to Average Assets)               $37,477,471       8.40%        417,846,134      4.00%       $22,307,667        5.00%

Year 2000:

     The final concern involving year 2000 was February 29, 2000, the leap year date. All operations of the Bank, including dealings with vendors, were successfully completed on that date.

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings: In the opinion of Bank Management, there are no proceedings pending to which the Bank is a party or to which its property is subject, which if determined adversely to the Bank, would be material in relation to the Bank's undivided profits or financial condition. In addition, there are no material proceedings pending, threatened or contemplated against the Bank by government authorities.

ITEM 2.  Changes in Securities: None

ITEM 3.  Default Upon Senior Securities: None

ITEM 4.  Submission of matters to a vote by Security Holders: None

ITEM 5.  Other Information: Not applicable.

ITEM 6. 3(i) Bank's Articles of Incorporation. (Incorporated by reference to 3(i) of the Bank's current report on Form 8-K filed with the FDIC on March 23, 1998.)

         3(ii) Bank's By-laws. (Incorporated by reference to 3(ii) of the Bank's current report on Form 8-K filed with the FDIC on March 23, 1998.)

         10(i)401K Plan (Incorporated by reference to 10(i) of the Bank's current report on Form 8-K filed with the FDIC on March 23, 1998.)

         10(ii)Deferred Compensation Plan (Incorporated by reference to 10(ii) of the Bank's current report on Form 8-K filed with the FDIC on March 23, 1998.)

Financial data schedule:

     Period type                                                     3 Months
     Fiscal year end                                        December 31, 2000
     Period end                                                March 31, 2000
     Cash and due from banks                                       $4,791,277
     Interest-bearing deposits                                      6,883,759
     Federal funds sold                                                     0
     Investments held-for-sale                                      4,567,448
     Investments carrying                                         114,417,921
     Investments market                                           114,102,701
     Loans                                                        312,976,057
     Allowance for loan loss                                        3,145,994
     Total assets                                                 456,936,488
     Deposits                                                     308,947,015
     Short-term borrowings                                         55,074,095
     Other liabilities                                              2,885,159
     Long-term debt                                                57,305,000
     Preferred stock mandatory redemption                                   0
     Preferred stock no mandatory redemption                                0
     Common stock                                                   1,409,685
     Other shareholders equity                                     31,315,534
     Total liabilities and shareholder equity                     456,936,488
     Interest and fees on loans                                     6,284,844
     Interest and dividends on investments                          1,901,063
     Other interest income                                             10,542
     Total interest income                                          8,196,449
     Interest on deposits                                           3,210,839
     Total interest expense                                         4,666,591
     Net interest income                                            3,529,858
     Provision for loan loss                                          106,500
     Investment security gains                                         11,100
     Other expenses                                                 2,891,226
     Income pre-tax                                                 1,052,997
     Income pre-extraordinary items                                         0
     Extraordinary items less tax                                           0
     Changes in accounting principals                                       0
     Net income                                                       866,197
     Earnings per share - Basic                                         $0.96
     Earnings per share - Diluted                                       $0.96
     Net yield actual                                                   3.16%
     Loans on non-accrual                                           1,367,086
     Loans past due                                                 2,683,635
     Troubled debt restructuring                                            0
     Potential problem loans                                                0
     Allowance for loan loss  - beginning of period                 3,172,375
     Total charge offs                                                158,092
     Total recoveries                                                  25,211
     Allowance for loan loss - end of period                        3,145,994
     Loan loss allowance - domestic                                 3,145,994
     Loan loss allowance - foreign                                          0
     Loan loss allowance - unallocated                                  6,532

                     THE FIDELITY DEPOSIT and DISCOUNT BANK
                                DUNMORE, PA 18512

                            FORM 10-Q MARCH 31, 2000


Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



DATE: May 9, 2000                              /s/ Michael F. Marranca
      -----------------------------------      ---------------------------------
                                               MICHAEL F. MARRANCA, PRESIDENT
                                                 AND CEO



DATE: May 9, 2000                              /s/ Robert P. Farrell
      -----------------------------------      ---------------------------------
                                               ROBERT P. FARRELL, CASHIER AND
                                                 COMPTROLLER